United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

October 2013

Vale S.A.

Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒  Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release
Signature Page

Vale pays dividend to shareholders

Rio de Janeiro, October 17, 2013 — Vale S.A. (Vale) informs that its Board of Directors approved today the payment of the second installment of the 2013 minimum dividend of US$ 1.750 billion (R$ 3,785,075,000.00), and an additional dividend of US$ 500 million (R$ 1,081,450,000.00). Thus, the gross amount to be paid is US$ 2.250 billion (R$ 4,866,525,000.00), equivalent to US$ 0.436607084 (R$ 0.944337462) per outstanding common or preferred share.

Form of payment

Payment of the additional dividend will be made as follows:

1.              Distribution of R$ 4,866,525,000.00 equivalent to R$ 0.944337462 per outstanding common or preferred share, based on the number of shares on October 16, 2013 (5,153,374,926), being R$ 4,245,000,000.00 in the form of interest on capital and R$ 621,525,000.00 in the form of dividends, equivalent to US$ 0.380846101 (R$ 0.823732032) per share as interest on capital and US$ 0.055760983 (R$ 0.120605430) per share as dividends.

The values were obtained from the conversion of the US dollar value into Brazilian reais using the exchange rate for the sale of US dollar (Ptax — option 5 code), as informed by the Central Bank of Brazil on October 16, 2013, of R$ 2.1629 per US dollar, as announced on January 28, 2013 and October 02, 2013.

2.              The payment will be made as of October 31, 2013. The holders of American Depositary Receipts (ADRs) and Hong Kong Depositary Receipts (HDRs) will receive the payment through JP Morgan, the depositary agent for the ADRs and HDRs, on November 8 and 13, 2013, respectively.

3.              All shareholders on these respective record dates will have the right to the dividend payment. The record date for the owners of shares traded on the BM&F Bovespa is October 17, 2013. The record date for the holders of ADRs traded on the New York Stock Exchange (NYSE) and Euronext Paris is October 22, 2013 and for the holders of HDRs traded on the Hong Kong Stock Exchange (HKEx) is at the close of business in Hong Kong on October 22, 2013.

4.              Vale shares will start trading ex-dividend on BM&F Bovespa, NYSE and Euronext Paris as of October 18, 2013, and on HKEx as of October 21, 2013.

For further information, please contact:

+55-21-3814-4540

Roberto Castello Branco: roberto.castello.branco@vale.com

Viktor Moszkowicz: viktor.moszkowicz@vale.com

Carla Albano Miller: carla.albano@vale.com

Andrea Gutman: andrea.gutman@vale.com

Marcelo Bonança : marcelo.bonanca@vale.com

Marcelo Lobato : marcelo.lobato@vale.com

Marcio Loures Penna: marcio.penna@vale.com

Samantha Pons: samantha.pons@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future and not on historical facts, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and The Stock Exchange of Hong Kong Limited, and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)
	By:	/s/ Roberto Castello Branco
Date: October 17, 2013		Roberto Castello Branco
Director of Investor Relations